Exhibit 99.1
GRAVITY Co., Ltd. and Subsidiary
Consolidated Financial Statements
December 31, 2010

GRAVITY Co., Ltd. and Subsidiary
Index
December 31, 2010

Page(s)

Report of Independent Auditors	1 – 2

Consolidated Financial Statements

Statement of Financial Position	3 – 4

Statement of Income	5

Statement of Changes in Shareholders’ Equity	6

Statement of Cash Flows	7 – 8

Notes to Consolidated Financial Statements	9 – 36

Report of Independent Auditors
To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.
We have audited the accompanying consolidated statement of financial position of GRAVITY Co., Ltd. (the “Company”) and its subsidiary (collectively the “Consolidated Company”) as of December 31, 2010, and the related consolidated statement of income, changes in shareholders’ equity and cash flows for the year then ended, expressed in Korean won. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. and its subsidiary as of December 31, 2010, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.
Seoul, Korea
April 29, 2011
This report is effective as of April 29, 2011, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd. and Subsidiary
Consolidated Statement of Financial Position
December 31, 2010

(in thousands of Korean won)	2010
Assets
Current assets
Cash and cash equivalents (Notes 3 and 17)	~~W~~	35,029,152
Short-term financial instruments (Note 3)		12,000,000
Short-term available-for-sale securities (Note 5)		5,000,125
Trade accounts receivable, net (Notes 17 and 26)		8,489,500
Short-term loans receivable (Notes 6, 7, 15, 17 and 26)		1,972,473
Other accounts receivable, net (Note 17)		294,254
Advances payments, net (Note 15)		1,718,935
Prepaid income taxes		1,014,031
Current deferred tax assets (Note 16)		746,425
Other current assets (Notes 6 and 26)		949,418

Total current assets		67,214,313
Long-term financial instruments (Note 3)		5,000
Equity method investments (Note 6)		9,573,646
Long-term available-for-sale securities (Note 5)		1,066,787
Long-term loans receivable, net (Notes 6, 7, 17 and 26)		53,333
Guarantee deposits (Note 10)		1,358,720
Property and equipment, net (Notes 8 and 9)		1,163,382
Intangible assets, net (Note 11)		38,475,045
Other non-current assets		949,339

Total assets	~~W~~	119,859,565

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 17)	~~W~~	5,440,038
Deferred income (Notes 12 and 26)		1,859,668
Withholdings		214,928
Advances received		5,055,896
Income tax payable (Note 16)		373,181

Total current liabilities		12,943,711
Long-term deferred income (Note 26)		8,890,095
Asset retirement obligation		99,000
Accrued severance benefits (Note 14)		459,514
Non-current deferred tax liabilities (Note 16)		2,724,657
Leasehold deposit received (Note 26)		67,935

Total liabilities		25,184,912

Commitments and contingencies (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd. and Subsidiary
Consolidated Statement of Financial Position
December 31, 2010

(in thousands of Korean won)	2010
Shareholders’ equity
Capital stock (Notes 1 and 18)
Common stock		3,474,450
Capital surplus
Paid in capital in excess of par value		73,255,073
Other capital surplus (Note 19)		2,125,136
Accumulated other comprehensive income and expenses (Note 22)
Unrealized loss on available-for-sale securities		(1,119)
Net accumulated comprehensive income of equity method investees (Note 6)		2,080,451
Retained earnings
Unappropriated retained earnings		6,115,995
Minority interest in consolidated subsidiary		7,624,667

Total shareholders’ equity		94,674,653

Total liabilities and shareholders’ equity	~~W~~	119,859,565

The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd. and Subsidiary
Consolidated Statement of Income
Year Ended December 31, 2010

(in thousands of Korean won)	2010

Revenues (Notes 15 and 26)	~~W~~	45,309,084
Cost of sales (Note 26)		14,439,345

Gross profit		30,869,739

Selling and administrative expenses (Notes 20 and 26)		22,757,622

Operating income		8,112,117

Non-operating income
Interest income (Note 26)		1,835,557
Gain on foreign exchange transactions		1,116,929
Gain on foreign exchange translation (Note 17)		74,524
Gain on valuation of equity method investments (Note 6)		1,447,646
Gain on disposal of property and equipment		3,518
Gain on disposal of available-for-sale securities		334,715
Gain on valuation of available-for-sale securities (Note 5)		125
Other income (Notes 12 and 13)		528,394

		5,341,408

Non-operating expenses
Interest expenses		74,380
Loss on foreign exchange transactions		638,044
Loss on foreign exchange translation (Note 17)		375,230
Loss on valuation of equity method investments (Note 6)		1,541,549
Loss on impairment of available-for-sale securities (Note 5)		451,740
Loss on disposal of property and equipment		24,153
Loss on impairment of intangible assets (Note 11)		475,425
Loss on early repayment of debt (Note 13)		770,000
Settlement loss on contractual relationship (Note 27)		109,602
Donation		100,000
Other losses		1,256

		4,561,379

Income before income taxes		8,892,146

Income tax expenses (Note 16)		3,857,700
Current year’s net income of the acquired business prior to the acquisition		946,406

Net income	~~W~~	4,088,040

Parent interest		4,189,232
Minority interest		(101,192)

Per share data for parent interest (Note 23)

Basic earnings per share (in Korean won)	~~W~~	603
The accompanying notes are an integral part of these consolidated financial statements.

GRAVITY Co., Ltd. and Subsidiary
Consolidated Statement of Changes in Shareholders’ Equity
Year Ended December 31, 2010

							Consolidated
							Accumulated
							Other
			Consolidated		Consolidated		Comprehensive		Consolidated
	Capital		Capital		Capital		Income and		Retained		Minority
(in thousands of Korean won)	Stock		Surplus		Adjustment		Expense		Earnings		Interest		Total

Balances as of January 1, 2010	~~W~~	3,474,450	~~W~~	74,935,003	~~W~~	445,206	~~W~~	2,005,478	~~W~~	1,926,763	~~W~~	—	~~W~~	82,786,900

Change in consolidated subsidiaries		—		—		—		—		—		7,725,859		7,725,859

Net income		—		—		—		—		4,189,232		(101,192)		4,088,040

Reclassification of expired stock options (Note 19)		—		445,206		(445,206)		—		—		—		—

Changes in equity method investees with net accumulated comprehensive income (Note 6 and 22)		—		—		—		27,484		—		—		27,484

Changes in equity method investees with net accumulated comprehensive loss (Note 6 and 22)		—		—		—		46,370		—		—		46,370

Balances as of December 31, 2010	~~W~~	3,474,450	~~W~~	75,380,209	~~W~~	—	~~W~~	2,079,332	~~W~~	6,115,995	~~W~~	7,624,667	~~W~~	94,674,653

GRAVITY Co., Ltd. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2010

(in thousands of Korean won)	2010

Cash flows from operating activities
Net income	~~W~~	4,088,040
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation		767,104
Amortization of intangible assets		2,706,109
Loss on foreign exchange translation		356,527
Loss on valuation of equity method investments		1,541,549
Loss on impairment of Long-term available-for-sale securities		451,740
Bad debts expense		444,470
Severance benefits		67,099
Loss on impairment of intangible assets		475,425
Settlement loss on contractual relationship		109,602
Gain on foreign exchange translation		(74,524)
Gain on valuation of equity method investments		(1,447,646)
Gain on disposal of property and equipment		(3,518)
Gain on disposal of short-term available-for-sale securities		(334,715)
Gain on valuation of short-term available-for-sale securities		(125)

		5,059,097

Changes in operating assets and liabilities
Increase in trade accounts receivable		(2,146,982)
Decrease in other accounts receivable		462,628
Increase in advance payments		(796,869)
Decrease in short-term prepaid expenses		10,245
Increase in prepaid income taxes		(11,359)
Decrease in tax refund receivable		32,854
Increase in long-term prepaid expenses		(240,252)
Increase in other deposits		(500)
Decrease in other current assets		63,671
Increase in accounts payable		845,920
Decrease in advance received		(26,169)
Decrease in withholdings		(90,081)
Increase in leasehold deposits received		3,845
Decrease in deferred revenue		(1,806,449)
Increase in income tax payables		84,529
Increase in long-term deferred revenue		1,463,149
Payments of severance benefits		(31,470)
Increase in deferred tax assets and liabilities		(132,129)

		(2,315,419)

Net cash provided by operating activities		6,831,718

GRAVITY Co., Ltd. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2010

(in thousands of Korean won)	2010

Cash flows from investing activities
Collection of short-term loans receivables		71,059
Proceeds from disposal of short-term available-for-sale securities		5,307,900
Proceeds from disposal of property and equipment		25,640
Increase in short-term financial instruments		(500,000)
Acquisition of short-term available-for-sale securities		(5,000,000)
Increase in short-term loans receivable		(1,534,544)
Acquisition of shares of subsidiary		(11,688,481)
Increase in long-term loans receivable		(120,000)
Acquisition of property and equipment		(515,930)
Acquisition of intangible assets		(5,853,518)
Increase in guarantee deposits		(73,577)

Net cash used in investing activities		(19,881,451)

Cash flows from financing activities
Net cash provided by financing activities		—

Change in consolidated subsidiaries		410,964

Net increase in cash and cash equivalents		(12,638,769)

Cash and cash equivalents (Note 24)
Beginning of the year		47,667,921

End of the year	~~W~~	35,029,152

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
1. The Company
Below is the general overview of Gravity Co., Ltd. (the “Company), Barunson Interactive Corp. (the “Consolidated Subsidiary”) which is subject to consolidation by the Company in accordance with Statements of Korean Financial Accounting Standards (“SKFAS”) No. 25 Consolidated Financial Statements, and 6 non-consolidated subsidiaries, such as Gravity Interactive, Inc., which are accounted for as equity method investments.
Controlling Company
GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally through six subsidiaries, including Gravity Interactive, Inc.. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. On October 21, 2010, the Company also acquired 50.83% ownership of Barunson Interactive Corp., the developer of “Dragonica”, a massive multi-player online role playing game.
On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.
As of December 31, 2010, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2010, are as follows:

		Percentage of
	Number of shares	ownership (%)

GungHo Online Entertainment, Inc.	4,121,739	59.31
Others	2,827,161	40.69

	6,948,900	100.00

On April 1, 2008, GungHo Online Entertainment, Inc. became the majority shareholder by acquiring 52.39% of the voting shares from Heartis, Inc., the former majority shareholder, and acquired additional 6.92% voting shares on June 24, 2008.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Consolidated Subsidiary
The consolidated subsidiary as of December 31, 2010 is as follows:

Total
	Shareholders’			Percentage	Date of the
	Equity		Number of	of	Statement of
	(in thousands		Shares	Ownership	Financial
Company	of Korean won)		Invested	(%)	Position

Barunson Interactive Corp.[1]	~~W~~	1,991,997	170,138	50.83	December 31

[1]	Based on shareholders’ meeting held on March 28, 2011, Barunson Interactive Corp. changed its name to Gravity Games Corp.
Summarized financial information as of December 31, 2010 is as follows:
(in thousands of Korean won)

Company	Total Assets		Total Liability		Total Sales		Net Income

Barunson Interactive Corp.	~~W~~	7,565,044	~~W~~	5,573,047	~~W~~	6,490,976	~~W~~	1,108,666
The subsidiaries which are not included in a consolidated entity as of December 31, 2010 are as follows:

	Total
	Shareholders’			Date of the
	Equity		Percentage of	Statement of
	(in thousands of		Ownership	Financial	Reason for
Company	Korean won)		(%)	Position	Exclusion

Gravity Interactive, Inc.	~~W~~	233,280	100.00	December 31	below Threshold
Gravity Entertainment Corp.		471,274	100.00	December 31	below Threshold
Gravity EU SASU		(1,407,337)	100.00	December 31	below Threshold
Gravity Middle East & Africa FZ-LLC		1,557,126	100.00	December 31	below Threshold
Gravity RUS Co., Ltd.		(15,270)	99.99	December 31	below Threshold
NeoCyon, Inc.		8,083,359	96.11	December 31	below Threshold

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
2. Summary of Significant Accounting Policies
The significant accounting policies followed by Gravity Co., Ltd. (“the Company”) and its consolidated subsidiary (collectively referred to as “the Consolidated Company”) in the preparation of its respective individual financial statements are summarized below.
Basis of Presentation for Individual Financial Statements
The Consolidated Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language financial statements.
The following is a summary of significant accounting policies followed by the Consolidated Company in the preparation of its financial statements.
Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Consolidated Company may undertake in the future, actual results may differ from those estimates.
Revenue Recognition
Prepaid online game subscriptions are recognized as revenue upon their actual usage.
The Consolidated Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, The Consolidated Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from mobile and other sales are recognized when goods are transferred or services are provided completely.
Interest income is recognized using the effective interest method. Dividend income is recognized when the rights to receive such dividends and amounts thereof are determined.
Government Grants
Government grants received with repayment obligations are recorded as liability, while grants without such obligations are offset against cost of assets purchased with such grants. Grants received for specific purposes are offset against the specific expenses for which they were granted, and other grants are recorded as a gain for the period.
Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Allowance for Doubtful Accounts
The Consolidated Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.
Inventories
The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the weighted average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. If, however, the circumstances which caused the valuation loss cease to exist, causing the market value to rise above the carrying amount, the valuation loss is reversed limited to the original carrying amount before valuation. The said reversal is a deduction from cost of sales.
Investments in Securities
Costs of securities are determined using the weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Consolidated Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.
Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available- for-sale securities, are carried at cost when the fair values are not readily determinable.
Gains and losses related to trading securities are recognized in the income statement, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the income statement.
Equity Method Investments
The Consolidated Company reflects any changes in the book value of its equity-method investments after the initial purchase date. Under the equity method, the Consolidated Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity are accounted for as other comprehensive income and expense.
Property and Equipment, and Related Depreciation
Property and equipment are stated net of accumulated depreciation calculated based on the straight-line method and following estimated useful lives:

Estimated Useful Lives
Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	4 years
Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Operating Leases
An operating lease is a lease that does not transfer substantially all the risks and rewards incidental to ownership of an asset. The annual minimum lease payments, less guaranteed residual value, are charged to expense on a regular basis over the lease term.
Intangible Assets
Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the asset.

Estimated Useful Lives
Development costs	3 years
Software	3 years
Other intangible assets	3 ~ 5 years
Goodwill	5 years
Impairment of Assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment.
Derivatives
All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The related gains or losses are recognized under the income statement.
Defined Contribution Pension Plan and Accrued Severance Benefits
In accordance with accounting standards for defined contribution pension plan, the Company recognizes the severance benefits provided for the period as expense.
In case of the consolidated subsidiary, employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the date of statement of financial position.
Current and Deferred Income Taxes
Income tax expenses include the current income taxes under the relevant income tax law and the changes in deferred income tax assets or liabilities. Deferred income tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred income tax assets are recognized for temporary differences which will decrease future taxable income to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred income tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.
Deferred income tax assets and liabilities are categorized and presented separately between current and long-term portions. Also, within the same current or long-term classification, deferred income tax assets and liabilities are offset and presented in net as long as the underlying income taxes relate to the same country’s taxation authority.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Provisions and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.
Translation of Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the date of the statement of financial position, and the resulting translation gains and losses are recognized in the income statement.
Share-based Payments
The Consolidated Company accounts for stock options granted after December 31, 2006, in compliance with SKFAS No. 22, Share-Based Compensation.
For stock options granted to its employees and directors before 2007, the Consolidated Company used the fair-value method in determining compensation costs which are accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity as capital adjustments.
In case of equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.
For cash-settled share-based payment, the fair value of the obligation the Consolidated Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Consolidated Company is required to measure the fair value at balance sheet date and at settlement date. The change in fair value is recognized as an expense.
Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.
Currency Translation for Foreign Operations
Assets and liabilities of a foreign branch or company subject to the equity method of accounting for investments are translated into Korean won at the rates of exchange in effect at the date of the statement of financial position, while their equity is translated at the exchange rate at the time of transaction, and income statement accounts at the average rate over the period. Resulting translation gains and losses are recorded as accumulated other comprehensive income and expense. Corresponding gains and losses are recognized as gain or loss when the foreign branch or company is liquidated or sold.
Basis of Presentation for Consolidated Financial Statements
The Consolidated Company maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea.
The following is a summary of significant accounting policies followed by the Consolidated Company in the preparation of its consolidated financial statements.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Elimination of Investment and Capital Accounts
In preparation of the consolidated financial statements, the investment of the Company is offset and eliminated against the capital accounts of the Consolidated Subsidiary based on closing date closest to the acquisition of the subsidiary.
Accounting Treatment of Investment in Excess of Book Value of the Investee
To eliminate the investment account of the controlling company and corresponding capital accounts of the subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiary as goodwill or negative goodwill, which is amortized over 20 years, using the straight-line method. However, any investment in excess of the book value of the investee created as result of subsequent acquisition of shares from minority shareholders is recorded as reduction of consolidated capital surplus rather than goodwill. If there is no consolidated capital surplus available, the amount is recorded as capital adjustment. Furthermore, any subsequent changes in the investment in excess of book value of the investee as result of the subsidiary’s issuance of new shares, share dividends, and etc. are also recorded as adjustment to capital surplus.
Accounting Treatment of Investment in Excess of Book Value of the Investee
To eliminate the investment account of the controlling company and corresponding capital accounts of the subsidiary, the Company records differences between the initial investment accounts and corresponding capital accounts of subsidiary as goodwill or negative goodwill, which is amortized over 20 years, using the straight-line method. However, any investment in excess of the book value of the investee created as result of subsequent acquisition of shares from minority shareholders is recorded as reduction of consolidated capital surplus rather than goodwill. If there is no consolidated capital surplus available, the amount is recorded as capital adjustment. Furthermore, any subsequent changes in the investment in excess of book value of the investee as result of the subsidiary’s issuance of new shares, share dividends, and etc. are also recorded as adjustment to capital surplus.
Consolidated Capital Surplus, Consolidated Capital Adjustment, Consolidated Accumulated Other Comprehensive Income and Consolidated Retained Earnings
Adjustments to capital surplus, capital adjustment, accumulated other comprehensive income and retained earnings of the consolidated and non-consolidated subsidiaries of the Company subsequent to acquisition dates are recorded as adjustments to consolidated capital surplus, consolidated capital adjustment, consolidated accumulated other comprehensive income and consolidated retained earnings, respectively.
Unrealized Profits and Losses
Unrealized profits and losses included in inventories, property, plant and equipment and other assets are calculated based on the average gross margin of the respective year.
Unrealized profits and losses included in inventories, property, plant and equipment and other assets, as a result of intercompany transactions, are eliminated. Unrealized profit, arising from sales by the controlling company to consolidated subsidiary is fully eliminated and charged to the equity of the controlling company. Unrealized profit, arising from sales by the consolidated subsidiary to the controlling company is fully eliminated, and charged to the equity of the controlling company and minority interest, based on the percentage of ownership.
Fiscal Year End of Consolidated Financial Statements
The Company and its consolidated subsidiary follow the same fiscal year end. Differences in accounting policy between the Company and its consolidated subsidiary are adjusted during consolidation.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
3. Cash and Cash Equivalents, and Short-Term and Long-Term Financial Instruments
Cash and cash equivalents, and short-term and long-term financial instruments as of December 31, 2010 consist of following:

		Annual
		Interest
	Bank	Rate (%)	2010
Cash and cash equivalents
Deposits on demand	Kookmin Bank and others	0.10	~~W~~	476,261
Foreign currency	Kookmin Bank and others	0.04-0.07		837,568
Time deposits	Kookmin Bank and others	3.00-3.22		30,000,000
Money Market Deposit Account	Hana Bank and others	2.00-2.30		3,715,323

			~~W~~	35,029,152

Short-term financial instruments
Time deposits	Korea Exchange Bank and others	3.10-4.70	~~W~~	12,000,000

Long-term financial instruments
Time deposits	Woori Bank	3.10	~~W~~	5,000

4. Other Current Assets
Other current assets as of December 31, 2010 consist of the following:
(in thousands of Korean won)

	2010

Accrued income (Notes 6 and 26)	~~W~~	268,641
Tax refund receivable		255,105
Prepaid expenses (Note 26)		383,577
Inventories		42,095

	~~W~~	949,418

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
5. Short-term and Long-term Available-For-Sale Securities
Available-for-sale securities as of December 31, 2010 consist of the following:
(in thousands of Korean won)

	2010
			Market Value
	Acquisition		or Net Asset
	Cost		Value		Book Value
Short-term available-for-sale securities (ELS Fund)[1]	~~W~~	5,000,000	~~W~~	5,000,125	~~W~~	5,000,125
Long-term available-for-sale securities
Non-marketable available-for-sale securities[2]		8,397,461		1,046,467		1,046,467
Government bonds		21,440		20,320		20,320

Total	~~W~~	13,418,901	~~W~~	6,066,912	~~W~~	6,066,912

[1]	The Consolidated Company invested ~~W~~5,000,000 thousand in the ELS fund and recorded it as short-term available-for-sale securities. The host contract and embedded derivative are closely related, and therefore, the Consolidated Company has not bifurcated the embedded derivatives and assessed the fair value of the instrument as a whole. The difference of ~~W~~125 thousand between the acquisition cost of the ELS fund and its fair value as of December 31, 2010 was recognized as gain on valuation of available-for-sale securities under non-operating income.

[2]	The non-marketable available-for-sale securities represent investment in Online Game Revolution Fund No. 1, Limited liability partnership. The Consolidated Company has invested total of JPY 910,000,000 in the partnership and holds 16.39% equity interest as of December 31, 2010. The investment is accounted for as equity investment method as the Company has limited access to the partnership’s operation or decision process. Also, the Company assesses the redeemable return on the investment based on the performance of the actual games, which the partnership had invested in and commercialized. The difference between the investment’s book balance and the redeemable amount is reflected under current year’s income statement. The Consolidated Company recognized impairment loss on available-for-sale securities amounting to ~~W~~451,740 thousand as of December 31, 2010 (Refer to note 15).

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
6. Equity Method Investments
Equity method investments as of December 31, 2010 consist of the following:
(in thousands of Korean won)

	Percentage of	Acquisition		Net asset		Book
Investees	ownership (%)	cost		value		value

Gravity Interactive, Inc.	100.00	~~W~~	4,636,784	~~W~~	233,280	~~W~~	233,280
Gravity Entertainment Corp.	100.00		1,763,994		471,274		471,274
Gravity EU SASU	100.00		2,194,760		(1,407,337)		—
Gravity Middle East & Africa FZ-LLC[1]	100.00		1,979,640		1,557,126		1,557,126
Gravity RUS Co., Ltd.	99.99		2,452,158		(15,268)		—
NeoCyon, Inc.	96.11		7,715,763		7,768,916		7,311,966

Total		~~W~~	20,743,099	~~W~~	8,607,991	~~W~~	9,573,646

[1]	On May 7, 2007, the Consolidated Company founded a wholly owned subsidiary in the United Arab Emirates, which is under liquidation as of December 31, 2010.
Details of changes in the differences between the initial purchase price and the Consolidated Company’s initial proportionate ownership in the net book value of the investee for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	~~W~~	236,705	~~W~~	—	~~W~~	236,705	~~W~~	—

Total	~~W~~	236,705	~~W~~	—	~~W~~	236,705	~~W~~	—

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is computed using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity method investments.
Details of the elimination of unrealized gain or loss arising from inter-company transactions with equity method investee are as follows:
(in thousands of Korean won)

	2010
NeoCyon, Inc.
Software	~~W~~	20,850
Other intangible assets		436,100

Total	~~W~~	456,950

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Changes in investments in subsidiaries accounted for using the equity method for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010
			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain(Loss)		Equity		Ending

Gravity Interactive, Inc.	~~W~~	1,167,746	~~W~~	—	~~W~~	(919,541)	~~W~~	(14,925)	~~W~~	233,280
Gravity Entertainment Corp.		521,159		—		(114,256)		64,371		471,274
Gravity EU SASU[1]		—		—		(272,041)		87,836		—
Gravity Middle East & Africa FZ-LLC		1,596,297		—		—		(39,171)		1,557,126
Gravity RUS Co., Ltd.[2]		259,968		—		(235,710)		(24,258)		—
NeoCyon, Inc.		5,864,320		—		1,447,646		—		7,311,966

Total	~~W~~	9,409,490	~~W~~	—	~~W~~	(93,902)	~~W~~	73,853	~~W~~	9,573,646

[1]	With respect to Gravity EU SASU, prior year’s equity loss was in excess of the remaining book value of the investment. In 2010, out of the ~~W~~272,041 thousand equity loss from the investment, ~~W~~149,456 thousand was recorded as bad debt related to the short-term loans receivable due from Gravity EU SASU and ~~W~~34,750 thousand was recorded as bad debt related to accrued income. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ~~W~~546,251 thousand.

[2]	With respect to Gravity RUS Co., Ltd, current year’s equity loss was in excess of the remaining book value of the investment. As of December 31, 2010, the amount of change in equity unrecognized due to discontinuance of applying equity method was ~~W~~15,256 thousand.
Changes in accumulated other comprehensive income and expense from equity method investments are as follows:
(in thousands of Korean won)

	2010
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	~~W~~	1,052,356	~~W~~	—	~~W~~	14,925	~~W~~	1,037,431
Gravity Entertainment Corp.		(46,370)		64,371		—		18,001
Gravity EU SASU		413,837		87,836		—		501,673
Gravity Middle East & Africa FZ-LLC		442,188		—		39,171		403,017
Gravity RUS Co., Ltd.		144,587		—		24,258		120,329

Total	~~W~~	2,006,598	~~W~~	152,207	~~W~~	78,354	~~W~~	2,080,451

The unaudited financial statements of the Consolidated Company’s subsidiaries for the year ended December 31, 2010 were used in the valuation of these equity method investments. The Consolidated Company has concluded that any difference between the audited and unaudited financial statements is not material.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Summary of financial information of equity method investees follows:
(in thousands of Korean won)

	2010
								Net income
Investees	Assets		Liabilities		Revenue			(loss)

Gravity Interactive, Inc.	~~W~~	2,227,460	~~W~~	1,994,180	~~W~~	4,759,199	~~W~~	(922,384)
Gravity Entertainment Corp.		1,006,167		534,893		61		(114,256)
Gravity EU SASU		426,944		1,834,281		793,544		(667,708)
Gravity Middle East & Africa FZ-LLC		1,507,306		13,180		—		—
Gravity RUS Co., Ltd.		4,261		19,531		—		(235,946)
NeoCyon, Inc.		10,776,066		2,692,707		10,618,097		2,182,608
7. Short-Term and Long-Term Loans Receivable
Short-term and long-term loans receivable of the Consolidated Company as of December 31, 2010 consist of the following:
(in thousands of Korean won)

	Annual
	Interest Rate
	(%)	2010

Loans for employee housing	2.0-3.0	~~W~~	126,356

Loans to Gravity CIS Co., Ltd.	4.9		569,450
Loans to Gravity EU SASU, net of allowance of ~~W~~800,165 thousand in 2010	4.8		—
Loans to Naru Entertainment, Inc[1]	8.0		1,300,000
Others	9.0		30,000

			2,025,806
Less: Short-term portion			(1,972,473)

Long-term loans receivable		~~W~~	53,333

[1]	In 2010, the Consolidated Company and Naru Entertainment Co., Ltd. entered into a loan agreement and terminated the existing publishing agreement from 2009. Under this arrangement, the Consolidated Company provided loans to Naru Entertainment Co., Ltd. in the amount of ~~W~~1,300,000 thousand and recorded it as short-term loans receivable (Refer to note 15).

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
8. Property and Equipment
Changes in property and equipment as of December 31, 2010 are as follows:
(in thousands of Korean won)

	2010
	Computer and						Leasehold
	other				Furniture		improve-
	Equipment		Vehicles		and fixtures		ments		Total

Beginning	~~W~~	1,003,516	~~W~~	—	~~W~~	56,297	~~W~~	394,155	~~W~~	1,453,968
Acquisition		407,716		—		108,214		—		515,930
Changes in scope of consolidated subsidiary				10,449		124,343				134,792
Disposal and retirement		(22,122)		—		—		—		(22,122)
Depreciation		(668,738)		(1,390)		(62,566)		(186,492)		(919,186)

Ending	~~W~~	720,372	~~W~~	9,059	~~W~~	226,288	~~W~~	207,663	~~W~~	1,163,382

Acquisition cost	~~W~~	10,652,008	~~W~~	44,611	~~W~~	1,405,274	~~W~~	745,967	~~W~~	12,847,860

Accumulated depreciation		(9,931,636)		(35,552)		(1,178,986)		(538,304)		(11,684,478)
9. Insurance
Property and equipment covered by insurance policies as of December 31, 2010 are as follows:
(in thousands of Korean won)

	Insurance	Type of
Properties	Company	Insurance	Amount Insured

Buildings	Meritz Fire & Marine Insurance Co., Ltd.	Fire insurance	~~W~~	9,015,636
Equipment, Furniture and fixtures	Meritz Fire & Marine Insurance Co., Ltd.	General insurance		885,139
All vehicles not included in the table above are insured under liability insurance and general insurance. The Consolidated Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. In addition, the Consolidated Company carries directors and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
10. Operating Lease
The Consolidated Company entered into a lease agreement with Korea Software Industry Promotion Agency, SH Corporation and Jung-Ang Building has paid a guarantee deposit of ~~W~~1,241,560 thousand to Korea Software Industry Promotion Agency, ~~W~~10,105 thousand to SH Corporation and ~~W~~100,000 thousand to Jung-Ang Building as of December 31, 2010.
Future lease payments under operating lease as of December 31, 2010 are as follows:
(in thousands of Korean won)

	2010

Less than one year	~~W~~	2,104,235
One year to three years		1,959,628

Total	~~W~~	4,063,863

The term of lease agreement with Korea Software Industry Promotion Agency is from January 1, 2008 to December 31, 2012. The term of lease agreement with SH Corporation was extended in 2010 through year 2011. The term of lease agreement with Jung-Ang Building is from April 4, 2008 to April 30, 2011.
Lease payments recognized in operations for the year ended December 31, 2010 is as follows:
(in thousands of Korean won)

2010

Rent	~~W~~	1,934,843
11. Intangible Assets
Changes in intangible assets for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010
	Development
	costs		Software		Others[1]		Goodwill		Total
Beginning balance	~~W~~	11,006,644	~~W~~	586,052	~~W~~	238,599	~~W~~	—	~~W~~	11,831,295
Acquisition		4,243,007		267,015		1,682,333		—		6,192,355
Changes in scope of consolidated subsidiary[2]		—		—		20,025,255		3,702,441		23,727,696
Amortization		(1,549,314)		(520,093)		(608,054)		(123,415)		(2,800,876)
Impairment[3]		—		—		(475,425)		—		(475,425)

Ending balance	~~W~~	13,700,337	~~W~~	332,974	~~W~~	20,862,708	~~W~~	3,579,026	~~W~~	38,475,045

Accumulated depreciation	~~W~~	(6,377,802)	~~W~~	(8,117,114)	~~W~~	(925,823)	~~W~~	(123,415)	~~W~~	(15,544,154)
Accumulated impairment		(3,211,735)		(113,333)		(501,379)		—		(3,826,447)

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010

[1]	In 2010, the Consolidated Company has acquired exclusive contracts from Xpec Entertainment Inc. to distribute and sell the game “Canaan” domestically, and recorded the amounts paid for such operating rights as intangible assets.

[2]	The Consolidated Company has recorded identifiable intangible assets related to Dragonica game and Dongyoogi game as result of business combination, and the purchase price exceeding identifiable assets of the acquired company was recorded as goodwill. (Refer to note 26)

[3]	When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as an asset impairment loss for the period.
The amortization expenses of intangible assets for the year ended December 31, 2010 are charged to the following accounts:

(in thousands of Korean won)	2010

Cost of sales	~~W~~	2,114,731
Selling and administrative expenses		585,757
Development costs		94,767
Research and development expenses		5,621

	~~W~~	2,800,876

The Consolidated Company recognized research and development cost amounting to ~~W~~5,743,743 thousand as an expense in 2010.
12. Government Grants
Changes in government grants for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010

Beginning	~~W~~	26,912
Increase		—
Decrease		26,912

Ending	~~W~~	—

The Consolidated Company received grants of ~~W~~269,115 thousand from Korea Software Industry Promotion Agency in accordance with the agreement in 2009 for supporting interactive convergence contents development. The portion without repayment obligation was offset against research and development expense in the amount of ~~W~~242,203 thousand in 2009. The unused amount of ~~W~~1,752 thousand was repaid in 2010. ~~W~~25,160 thousand of the grants were recorded as non-operating income as obligation to be repaid was extinguished resulting from the notification of acceptance at the final evaluation of commercialization in November, 2010.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
13. Loss on Early Repayment of Debt
The Consolidated Company had project financing obtained for development of Dragonica game from various investors (AD Chips Corp. and 4 others) but repaid the obligation entirely in 2010. As result of the early repayment, the Consolidated Company paid ~~W~~2,372 million to the investors and recorded loss on early repayment of debt of ~~W~~770 million and gain on repayment of debt (other income) of ~~W~~5 million.
14. Accrued Severance Benefits
On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2010 amounted to ~~W~~1,074,950 thousand.
In case of the consolidated subsidiary, employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the date of statement of financial position. Changes in Accrued severance benefits for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010

Beginning	~~W~~	—
Changes in scope of consolidated subsidiary		423,885
Provision for current year		67,099
Payment of severance benefits		(31,470)

Ending	~~W~~	459,514

15. Commitments and Contingencies
Commitments
The industry in which the Consolidated Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Consolidated Company depends on one key product and has a limited operating history and as a result, the Consolidated Company is subject to risks associated with early stage companies in new and rapidly evolving markets. Of the gross revenue in 2010, the Consolidated Company generated 65% from GungHo Online Entertainment, Inc., a Japanese licensee, 7% from Soft-World International Corporation, a Taiwanese licensee, and 3% from Level up! Interactive S.A, a Brazilian licensee.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
The Consolidated Company has exclusive contracts with its licensees to distribute and sell online games and earns 20% to 40% of sales from the online games. Revenue for the year ended December 31, 2010 from the licensees are as follows:
(in thousands of Korean won)

Country	Licensee	Revenue [1]

Japan	GungHo Online Entertainment, Inc.	~~W~~	25,148,456
Taiwan and Hong Kong	Soft-World International Corporation		2,583,471
Brazil	Level up! Interactive S.A		1,113,565
Thailand	AsiaSoft International Co., Ltd.		742,022
Philippines	Level up! Inc.		703,584
Others	Shanda/PT. Lyto Datrindo Fortuna and others		3,068,856

		~~W~~	33,359,954

[1]	These amounts include other revenues, such as character royalty which from contracts for exclusive rights amounting to ~~W~~658,535 thousand for 2010.
In 2005, the Consolidated Company along with other companies such as SoftBank Corp. and GungHo Online Entertainment, Inc. established a partnership (Online Game Revolution Fund No. 1, Limited liability partnership) for the purposes of investing in and receiving profit from online games. Respect to this arrangement, the Consolidated Company entered into a contract to invest total of JPY 1,000,000,000, and as of December 31, 2010, the Consolidated Company has invested total of JPY 910,000,000 and holds 16.39% equity interest(Refer to note 5). The partnership is under liquidation as of the audit report date.
In 2009, the Consolidated Company entered into an agreement with Naru Entertainment Co., Ltd. to acquire publishing right of the game in process of being developed by Naru Entertainment Co., Ltd.. in Republic of Korea in exchange for ~~W~~1,500,000 thousand and has accounted for the prepayment of ~~W~~400,000 thousand as payment in advance. In 2010, however, the Consolidated Company and Naru Entertainment Co., Ltd. have entered into ~~W~~1,300,000 thousand loan agreement and terminated the publishing agreement. According to the new loan agreement, repayment should be made within 3 years from the date of the agreement at 8% annual interest rate. Once the principal and interest have been fully paid, Naru Entertainment Co., Ltd. is permanently required to make further revenue sharing payments, which amounts to 5% of operating income from the game. Furthermore, if the sum of initial fees and minimum guarantees of the license agreements entered by July 31, 2011 is less than ~~W~~3.5 billion, or if initial fees from 5 countries(Korea, Japan, USA, Russia and Taiwan) is less than ~~W~~1.5 billion(or sum of initial fees and minimum guarantees is less than ~~W~~2.5 billion), the Consolidated Company has the right to enter into a publishing right agreement of the game with Naru Entertainment Co., Ltd.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
As of December 31, 2010, the Consolidated Subsidiary has outstanding licensing agreements with 7 companies domestically and internationally. Based on the agreements with the licensees, the Consolidated Subsidiary receives certain amount (21%~40%) of licensees’ revenues as royalty. Below is the summary of licensees’ revenues related to these arrangements.
(in thousands of Korean won)

Country	Licensee	Revenue

China	ICE Entertainment	~~W~~	815,534
South-East Asia	CYBER GATEWAY		1,229,950
Europe	GALA Europe		891,104
Taiwan, Hong Kong, Macao	SOFTWORLD		804,567
Japan	NEXON Japan		1,250,299
Russia	Cyprus Branch		200,466
Others	NC Soft corp. and others		1,226,838

		~~W~~	6,418,758

Litigation
As of December 31, 2010, there are three pending domestic litigations in which the Consolidated Company is a defendant including compensation for damages claimed by the Consolidated Company’s former executives, and the total claims have amounted to approximately ~~W~~4,555,000 thousand. With respect to these litigations, the ultimate resolution, timing, and the amount of outflow of economic benefits cannot be reasonably determined. The final outcome of the litigations and their impact on the Consolidated Company’s financial statements cannot be reasonably estimated as of the audit report date.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
16. Income Tax Expenses
Income tax expenses for the year ended December 31, 2010 consists of the following:
(in thousands of Korean won)

	2010

Current income taxes	~~W~~	3,825,025
Changes in deferred tax assets from temporary differences[1]		133,716
Changes in deferred tax assets from tax credits[2]		(101,041)

Income tax expenses	~~W~~	3,857,700

[1]	The Consolidated Company reflected the effect of changes in deferred income tax assets from temporary differences to income tax expenses. As of December 31, 2010, certain parts of deferred income taxes were not recognized due to low realizability of deferred tax assets.

[2]	The Consolidated Company reflected the effect of changes in deferred tax assets from tax credits to income tax expenses. As of December 31, 2010, certain parts of deferred income taxes were not recognized due to low realizability of deferred tax assets.
Reconciliation between income before income taxes and income tax expense for the year ended December 31, 2010 is as follows:

(in thousands of Korean won)	2010
Income before income taxes(A)	~~W~~	8,892,146

Income taxes based on statutory rates	~~W~~	2,125,499
Reconciliation:
Non-taxable incomes		(18,696)
Non-deductible expenses		88,035
Decrease of tax credits carry-forwards including expiration of unused tax credits		3,482,596
Change in valuation allowance		(1,840,381)
Others		20,647

Income tax expense(B)	~~W~~	3,857,700

Effective tax rates(B/A)		43.38%

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Details of temporary differences and changes in deferred tax assets for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010
	Temporary Differences						Deferred Tax Assets (Liabilities)
	Beginning		Change[3]		Ending		Current		Non-current

Short-term available-for-sale securities	~~W~~	26,815	~~W~~	(26,940)	~~W~~	(125)	~~W~~	(125)	~~W~~	—
Accrued income		(309,714)		121,574		(188,140)		(188,140)		—
Property and equipment		186,860		362,449		549,309		—		549,309
Intangible assets		1,123,290		(13,883,082)		(12,759,792)		—		(12,759,792)
Equity method investments		12,644,800		20,050		12,664,850		—		12,664,850
Accrued expenses		257,440		45,568		303,008		303,008		—
Advances received		—		3,138,186		3,138,186		1,632,069		1,506,117
Available-for-sale securities		6,899,255		452,859		7,352,114		—		7,352,114
Gain(loss) on foreign exchange translation		586,726		(162,887)		423,839		393,527		30,312
Others		455,596		903,843		1,359,439		890,953		468,486

	~~W~~	21,871,068	~~W~~	(9,028,380)	~~W~~	12,842,688	~~W~~	3,031,292	~~W~~	9,811,396

Deferred income tax assets from temporary differences	~~W~~	4,883,385	~~W~~	(1,787,754)	~~W~~	3,095,631	~~W~~	733,572	~~W~~	2,362,059
Deferred income tax assets from tax credit		25,071,955		(2,030,858)		23,041,097		5,193,373		17,847,724
Non-recognition of deferred tax assets[4]		(29,955,340)		1,840,380		(28,114,960)		(5,180,520)		(22,934,440)

Deferred income tax assets	~~W~~	—	~~W~~	(1,978,232)	~~W~~	(1,978,232)	~~W~~	746,425	~~W~~	(2,724,657)

[3]	The changes include increases due to business combination.

[4]	The tax effect of cumulative temporary difference was calculated based on future tax rate of the fiscal year when temporary differences are expected to reverse. The 24.2% and the 22.0% tax rate was used for temporary differences expected to reverse in 2011, and in 2012 and thereafter, respectively. To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Consolidated Company’s performance, the market environment in which the Consolidated Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. Due to the uncertainty of future taxable income, the Consolidated Company did not recognize part of the deferred income tax assets as of December 31, 2010.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
17. Monetary Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2010 are summarized as follows:

	2010
	Foreign		Korean won
	currency		(in thousands)
Assets
Cash and cash equivalents	USD	631,642	~~W~~	719,378
	EUR	78,086		118,191

			~~W~~	837,569

Trade accounts receivable	USD	1,854,219	~~W~~	2,111,771
	JPY	154,810,383		2,162,825
	EUR	431,313		652,835
	BRL	196,878		135,112
	IDR	189,354,920		23,972
	RUB	15,282,466		569,730
	PHP	11,030,658		286,797
	THB	24,122,915		911,364
	TWD	17,957,583		701,782

			~~W~~	7,556,188

Other accounts receivable	USD	8,518	~~W~~	9,701
			~~W~~	9,701

Short-term loans receivable	USD	500,000	~~W~~	569,450
	EUR	340,000		514,624

			~~W~~	1,084,074

Long-term loans receivable	EUR	188,650.00	~~W~~	285,541

			~~W~~	285,541

			~~W~~	9,773,073

Liabilities
Accounts payable	USD	1,421,956	~~W~~	1,619,465
	JPY	85,220,912		1,190,604
	PHP	31,234,375		3,954

			~~W~~	2,814,023

The Consolidated Company recognized gain on foreign currency translation of 74,524 thousand in 2010 and loss on foreign currency translation of 375,230 thousand in 2010 from the above foreign currency denominated assets and liabilities.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
18. Capital Stock
The Company is authorized to issue a total of 40 million shares with a par value of ~~W~~500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.
As of December 31, 2010, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.
There are no movements in common stock for the year ended December 31, 2010.
19. Stock-Based Compensation
The Consolidated Company may grant options to purchase the Consolidated Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Consolidated Company’s founding, management, overseas business and technical innovation. The Consolidated Company granted stock options at a shareholder’s meeting on December 24, 2004, all of which have expired. There are no stock options exercisable as of December 31, 2010.
The changes in the stock options in current years were as follows:
(in thousands of Korean won)

	2010

Beginning share balance	~~W~~	13,525
Expiration		(13,525)

Ending share balance	~~W~~	—

During 2010, 13,525 (until 2009: 59,742) stock options granted to directors and employees on December 24, 2004, expired and the related amount of ~~W~~445,206 thousand (until 2009: ~~W~~1,679,930 thousand) was reclassified to other capital surplus. There are no stock options outstanding as of December 31, 2010. No compensation cost has been recognized for the year ended December 31, 2010.

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
20. Selling and Administrative Expenses
Selling and administrative expenses for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010

Salaries	~~W~~	7,236,828
Service fees and commissions		2,402,489
Rent (Note 10)		1,096,306
Employee benefits		1,192,641
Research and development expenses (Notes 11 and 12)		5,743,743
Advertising expenses		1,560,435
Depreciation (Note 8)		427,228
Amortization (Note 11)		604,025
Provision for severance benefits (Note 13)		500,462
Transportation expenses		722,610
Taxes and dues		292,429
Insurance premium		189,215
Bad debt expense		444,470
Miscellaneous		344,741

	~~W~~	22,757,622

21. Value Added Information
Details of accounts included in the computation of value added for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010

Salaries	~~W~~	17,720,879
Provision for severance benefits		1,326,919
Employee benefits		2,100,089
Rent		2,077,897
Depreciation		996,717
Amortization		2,886,257
Taxes and dues		599,338
Expenses of the acquired business before the acquisition date		(2,817,844)

	~~W~~	24,890,252

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
22. Comprehensive Income
(in thousands of Korean won)

	2010

Net income	~~W~~	4,088,040
Other comprehensive income and expense
Net accumulated comprehensive income of equity method investees		27,484
Net accumulated comprehensive expense of equity method investees		46,370

Comprehensive income	~~W~~	4,161,894

23. Earnings per Share
The earnings per share represents parent earnings on one common stock share. The earnings per share calculation is as follows:

	2010

Net income attributable to parent interest	~~W~~	4,189,232 thousand
Weighted average number of common stock outstanding		6,948,900

Basic earnings per share	~~W~~	603

24. Supplemental Non-cash Transactions
Significant transactions not affecting cash flows for the year ended December 31, 2010 are as follows:
(in thousands of Korean won)

	2010

Reclassification of stock options to other capital surplus	~~W~~	445,206
Offset deferred income against other intangible assets		414,869
Offset deferred income against prepaid expenses		75,300
Reclassification of long-term deferred income to accounts payable		1,161,262
Offset long-term deferred income against prepaid income taxes		226,897
Offset long-term deferred income against long-term prepaid expenses		131,775
Reclassification of advances payments to other intangible assets		32,078
Reclassification of advances payments to development costs		59,911
Reclassification of depreciation to development costs		152,082
Reclassification of amortization of intangible assets to development costs		94,767
Reclassification of long-term prepaid expenses to other accounts receivable		35,329
Reclassification of long-term loans receivable to short-term loans receivable		87,222
Reclassification of long-term prepaid expenses to short-term prepaid expenses		151,016
Reclassification of long-term deferred income to short-term deferred income		2,151,008

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
25. Significant Intercompany Transactions
Significant intercompany transactions for the year ended December 31, 2010 and the related account balances outstanding as of December 31, 2010 are as follows:
(in thousands of Korean won)

	Sales		Purchases		Receivables		Payables
Barunson Interactive Corp.	~~W~~	—	~~W~~	18,825	~~W~~	207,075	~~W~~	—
26. Related Party Transactions
Details of the parent and subsidiaries as of December 31, 2010 are as follows:

Entity
Parent company	Gungho Online Entertainment, Inc.

Ultimate parent Company	SOFTBANK CORP.

Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity CIS Co., Ltd.
Gravity EU SASU
Gravity Middle East & Africa FZ-LLC
Gravity RUS Co., Ltd.
NeoCyon, Inc.
Also, there are other related parties that are under the common control as the Consolidated Company.
Significant transactions, which occurred in the ordinary course of business with related companies for the year ended December 31, 2010 and the related account balances outstanding as of December 31, 2010 are as follows:
(in thousands of Korean won)

	Sales		Purchases		Receivables		Payables
Gungho Online Entertainment, Inc.	~~W~~	25,148,456	~~W~~	1,801,715	~~W~~	2,586,952	~~W~~	6,902,588
Gravity Interactive, Inc.		942,331		—		888,435		28,489
Gravity Entertainment Corp.		—		—		29,425		604,059
Gravity CIS Co., Ltd.		201,162		—		1,273,843		—
Gravity EU SASU		333,386		—		1,458,079		—
Gravity Middle East & Africa FZ-LLC		—		—		—		1,820,301
NeoCyon, Inc.		1,473,274		1,319,596		910,371		256,934

Total	~~W~~	28,098,609	~~W~~	3,121,311	~~W~~	7,147,105	~~W~~	9,612,371

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
The Consolidated Company provided bad debt allowances for receivables of ~~W~~872,378 thousand as of December 31, 2010 and recognized bad debts expense of ~~W~~442,101 thousand.
Loans granted by the Consolidated Company to the related parties for the year ended December 31, 2010, are as follows:
(in thousands of Korean won)

	Beginning		Increase		Decrease		Ending

Gravity CIS Co., Ltd.	~~W~~	583,800	~~W~~	99,200	~~W~~	113,550	~~W~~	569,450
Gravity EU SASU		650,709		225,743		76,287		800,165
Shareholders and executives of consolidated subsidiary		1,700		30,000		1,700		30,000

Total	~~W~~	1,236,209	~~W~~	354,943	~~W~~	191,537	~~W~~	1,399,615

The allowance for bad debt on the related party loans above was ~~W~~800,165 thousand as of December 31, 2010.
The Consolidated Company has exclusive contracts with GungHo Online Entertainment, its parent company, to distribute and sell online games in Japan (Refer to note 15).
27. Business Combination
The Company acquired 50.83% ownership of Barunson Interactive Corp. which mainly operates in developing and distributing game software. The Company recorded the fair value of individually identifiable assets and liabilities resulting from business combination. The difference between the acquisition costs and the fair value of assets and liabilities was recorded as goodwill and amortized over five years (Refer to note 11).
Based on the business combination above, the Company’s contractual relationship with Barunson Interactive Corp. was technically terminated, and the Consolidated Company recorded loss on settlement of contractual relationship of KRW 109,602 thousand as non-operating expenses.
Details of the business combination are as follows:

	Company Name	Representative	Business

Acquiring company	Gravity Co., Ltd.	Yoon Seok Kang, Toshiro Ohno	developing and distributing online/mobile game software
Acquired company	Barunson Interactive Corp.	Lee Seung Koo	developing and distributing software/services

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Time table of the business combination is as follows:

Acquisition contract date	September 28, 2010
Acquisition date	October 21, 2010
Condensed financial statements of the parent and subsidiary before the business combination are as follows:
Condensed statements of financial position (as of October 31, 2010)
(in thousands of Korean won)

			Barunson Interactive
	the Company		Corp.

Current assets	~~W~~	64,530,131	~~W~~	2,319,059
Investments		22,640,720		5,000
Property, plant and equipment		1,091,947		134,792
Intangible assets		15,016,295		254,911
Other non-current assets		2,432,029		2,065,843

Total assets	~~W~~	105,711,122	~~W~~	4,779,605

Current liabilities		8,709,372		3,407,681
Non-current liabilities		9,245,628		2,570,717

Total liabilities		17,955,000		5,978,398
Total shareholders’ equity		87,756,122		(1,198,793)

Total liabilities and shareholders’ equity	~~W~~	105,711,122	~~W~~	4,779,605

Condensed statements of income ( January 1, 2010 ~ October 31, 2010 )
(in thousands of Korean won)

			Barunson Interactive
	the Company		Corp.

Operating income	~~W~~	31,191,475	~~W~~	5,582,256
Operating expense		(25,767,130)		(3,471,316)

Net operating income		5,424,345		2,110,940
Non-operating expenses, net		2,463,276		(834,649)
Income tax		(2,918,399)		(329,886)

Net income	~~W~~	4,969,222	~~W~~	946,405

GRAVITY Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2010
Acquisition cost and goodwill are as follows:
(in thousands of Korean won)

Acquisition cost (A)	~~W~~	11,688,481
Fair value of net assets		15,711,898
Fair value of net assets attributable to parent interest (B)		7,986,040

Goodwill (A — B)		3,702,441

Changes in goodwill are as follows:
(in thousands of Korean won)

Beginning balance	~~W~~	—
Increase		3,702,441
Amortization		(123,415)

Ending balance	~~W~~	3,579,026